Exhibit 99.1

March 21, 2003

Invitation to the Ordinary General Meeting of Shareholders

Dear Shareholder

We are pleased to invite you to the Ordinary General Meeting of Shareholders of Centerpulse Ltd, which takes place on Wednesday, 30 April 2003, at 10.00 a.m., at the Messe Zurich (near Hallenstadion/Stadthof 11), Hall 9.1 & 9.2, Thurgauerstrasse 7, 8050 Zurich-Oerlikon, Switzerland.

Agenda and Motions of the Board of Directors

1.	Approval of the Business Report, consisting of the Annual Report, the Statutory Annual Accounts and the Group Accounts (consolidated annual accounts) as per 31 December 2002

The Board of Directors proposes that the Business Report, consisting of the Annual Report, the Statutory Annual Accounts and the Group Accounts for the Business Year 2002 be approved.

2.	Granting of Discharge to the Members of the Board of Directors

The Board of Directors proposes to grant discharge of liability in one resolution to all persons who held office as members of the Board of Directors for the Business Year 2002.

3.	Elections

3.1.	Re-election of Members of the Board of Directors

The Board of Directors proposes that Dr. Max Link and Mr. Larry L. Mathis be individually re-elected as members of the Board of Directors for a term of office of three years.

3.2.	Auditors

3.2.1.	Re-election of Statutory Auditors and Group Auditors

The Board of Directors proposes the re-election of PricewaterhouseCoopers Ltd., Zurich, as Statutory Auditors and Group Auditors of the Company for a term of office of one year.

3.2.2.	Re-election of the Special Auditor within the meaning of Art. 18 section 2 of the Articles of Association

The Board of Directors proposes the re-election of Eisele & Partner Treuhand AG, Winterthur, as Special Auditor within the meaning of Art. 18 section 2 of the Articles of Association, for a term of office of one year.

4.	Abrogation and Amendment of Articles due to Settlement regarding Claims for Indemnification

The Board of Directors proposes to abolish Art. 3b of the Articles of Association regarding authorised capital and to establish Art. 3c of the Articles of Association regarding the conditional capital with a maximum amount of CHF 60,000,000 through the issue of more than 2,000,000 registered shares, excluding the subscription rights regarding the shares, in order to redeem the loan under the credit agreement for the financing of the settlement. The existing Art. 3c of the Articles of Association shall be replaced by the following provision:

“Article 3c

Conditional capital for warrants or convertible bonds

The Company’s share capital may be increased by a maximum of CHF 60,000,000 through the issue of no more than 2,000,000 fully paid up registered shares with a nominal value of CHF 30 each through the exercise of option or conversion rights granted in connection with bond issues or similar debt instruments of the Company or its group companies for the redemption of the loan under the credit agreement for the financing of the settlement.

The issue price of the shares, the form of contribution, the effective date for dividend entitlement and the further terms of the issuance of the new shares shall be determined by the Board of Directors.

The subscription rights of the shareholders regarding the shares are excluded. The acquisition of shares through the exercise of option or conversion rights and the subsequent transfer of the shares shall be subject to the transfer restrictions of art. 5 para. 4 of the Articles of Association.

The shareholders’ bond subscription rights in the issue of the bonds or similar debt instruments may be limited or excluded by the Board of Directors to issue warrants or convertible bonds on the international capital markets.

In case the bond subscription rights are excluded, (1) the bonds are to be placed with the public at market conditions, (2) the term to exercise the option rights shall not exceed 5 years and the term to exercise conversion rights shall not exceed 10 years as from the date of the bond issue, and(3) the exercise price for the new shares shall at least correspond to the market price of the shares at the time of the bond issue.”

5.	Increase of the Conditional Capital for Management Participation

The Board of Directors proposes to increase the conditional capital for management participation by 200,000 shares, or CHF 6,000,000, and hence to change Art. 3a of the Articles of Association to read as follows:”

“Article 3a

Conditional capital for management participation

The Company’s share capital shall be increased by a maximum of CHF 15,188,040 through the issue of no more than 506,268 registered shares, each with a nominal value of CHF 30 which shall be fully paid up, through the exercise of option rights which are granted to members of the management of the Company or companies within the Group. Shareholders shall have no subscription rights. The acquisition of shares through the exercise of option rights and the subsequent transfer of the shares shall be subject to the transfer restrictions of art. 5 para. 4 of the Articles of Association.”

Documents, Attendance and Representation

The Business Report, consisting of the Annual Report, the Statutory Annual Accounts and the Group Accounts, the Statutory Auditors’ and Group Auditors’ Reports and the Agenda and the Motions of the Board of Directors are available for inspection starting Friday, 21 March 2003, at the registered office of the Company, Andreasstrasse 15, 8050 Zurich. In addition, the Annual Report, the Statutory Annual Accounts and the Group Accounts are accessible on the Centerpulse website www.centerpulse.com / Investors. Under www.centerpulse.com / news, you will find our latest press releases.

Shareholders, who are registered in the share register on 21 March 2003, will receive this invitation by mail together with a reply form. Shareholders, who are registered subsequently to this date, but before 23 April 2003, will receive the invitation after having been registered. The share register will be closed as from 23 April 2003 to 30 April 2003. Only shareholders who are registered on 23 April 2003 in the share register are entitled to vote. Shareholders who do not receive the invitation and the reply form are requested to contact their bank in order to obtain their registration in the share register.

The reply form enclosed with the invitation provides for either the ordering of the admission card and the ballot papers, or the mandating of Centerpulse Ltd or the independent proxy. The shareholders are therefore kindly requested to return the reply form as soon as possible to Centerpulse Ltd, c/o ShareComm Services AG, Kanalstrasse 29, CH-8152 Glattbrugg. The admission card and the ballot papers will be sent out as from 22 April 2003 onwards.

Shareholders who do not attend the Shareholders’ Meeting in person can be represented as follows:

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A shareholder may be represented by his/her legal representative, or with written proxy by a third person. The shareholder must order an admission card and fill in the proxy printed on the back of the admission card, and hand the admission card over to the representative;

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by the independent proxy, Mr. Andreas G. Keller, Attorney-at-law, Viganò Law Office, Theaterstrasse 4, CH-8001 Zurich. The reply form enclosed with the invitation is sufficient for granting the proxy (there is no need to order an admission card). In the absence of specific instructions, the independent proxy will vote according to the motions of the Board of Directors;

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by Centerpulse Ltd. The reply form enclosed with the invitation is sufficient for issuing the proxy (there is no need to order an admission card). Proxies containing instructions other than to approve the motions of the Board of Directors will be forwarded to the independent proxy.

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by your depositary bank in the sense of article 689d CO (bank institution or professional asset manager). The shareholder must order an admission card and fill in the proxy printed on the back of the admission card, and hand the admission card over to the depositary bank.

Proxies for Deposited Shares

Proxies for deposited shares in the sense of art. 689d CO are requested to communicate the number of shares represented by them to the company as soon as possible, but no later than at the entrance control on the day of the Shareholders’ Meeting.

ADS Holders (USA)

Please see the enclosed Depositary’s Notice of Shareholders’ Meeting for instructions to ADS holders.

Miscellaneous

Within the framework of the General Meeting Mike McCormick, President of Centerpulse Spine-Tech USA, will give a short lecture titled “The prosperous Future in the Spine-Tech Business”.

After the Shareholders’ Meeting we cordially invite you for refreshments.

The minutes of the Shareholders’ Meeting are written in German and will be available for inspection starting 26 May 2002 at Centerpulse Ltd, Andreasstrasse 15, 8050 Zurich. The Shareholders’ Meeting will be held in German. Simultaneous translation will be provided in English and French.

Yours sincerely

On behalf of the Board of Directors:

/s/ Max Link
Max Link
Chairman

Enclosures: Reply and Proxy Form Reply Envelope